UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
✓   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

COI Energy Services, Inc., f/k/a "COI Empowerment & Energy Services LLC"

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   January 1, 2018

Physical Address of Issuer:

802 East Whiting Street, Tampa, FL 33602

Website of Issuer:

https://coienergy.com

Current Number of Employees:

12

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$3,454,141	$571,492
Cash & Cash Equivalents	$474,421	$12,806
Accounts Receivable	$2,306,543	$169,341
Short-term Debt	$3,996,666	$1,571,803
Long-term Debt	$1,346,281	$334,133
Revenues/Sales	$777,443	$394,326
Cost of Goods Sold	$30,129	$45,692
Taxes Paid	$847	$0
Net Income	$(554,362)	$(428,180)

July 5, 2022

FORM C-AR

COI Energy Services, Inc.
f/k/a "COI Empowerment & Energy Services LLC"



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by COI Energy Services, Inc. ("**COI Energy**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is July 5, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR..i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 1

The Company 1

RISK FACTORS 2

Risks Related to the Company's Business and Industry 2

BUSINESS 5

Description of the Business 5

Business Plan...5

The Company's Products and/or Services 5

Competition 5

Customer Base 5

Intellectual Property 6

Governmental/Regulatory Approval and Compliance...6

Litigation 6

DIRECTORS, OFFICERS, AND MANAGERS..7

Indemnification..7

Employees 7

CAPITALIZATION, DEBT AND OWNERSHIP 8

Capitalization 8

Outstanding Debt 14

Ownership..14

FINANCIAL INFORMATION 15

Operations..15

Cash and Cash Equivalents..15

Capital Expenditures and Other Obligations 15

Valuation 15

Material Changes and Other Information 15

Previous Offerings of Securities...16

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 16

TAX MATTERS 17

ADDITIONAL INFORMATION...17

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

COI Energy Services, Inc., f/k/a "COI Empowerment & Energy Services LLC", is a full-service digital energy platform, incorporated in Delaware as a corporation on January 1, 2018. The Company was originally formed on February 8, 2016, as a Florida limited liability company as COI Empowerment & Energy Services LLC. A Certificate of Conversion was filed with the State of Delaware on December 21, 2017, changing the Company's name from COI Empowerment & Energy Services LLC to COI Energy Services, Inc. with an effective date of conversion of January 1, 2018.

The Company is located at 802 East Whiting Street, Tampa, FL 33602.

The Company's website is https://coienergy.com.

The Company is headquartered and conducts business in the State of Florida and sells products throughout the United States.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on January 1, 2018. Accordingly, the Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening due to COVID-19, the Company's revenue was adversely affected. In the early stages of the pandemic, our revenue was adversely affected when our clients, utility companies, put a hold on installing "gateway connections," on which our platform is dependent significantly impairing our business prospects. This was to ensure the safety and health of all stakeholders. However, the implementation of the COI Energy solution requires minimal to no contact with building owners in the normal course of business, and our customers enabled us to resume implementation once the States started to reopen for business. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A majority of the Company is owned by a single owner.

The Company is currently controlled by a one-person board of directors appointed by the holder of the Company's capital stock who owns 98.5% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.

SaLisa Berrien, the CEO and Director of the Company, extended a loan to the Company. Please see the section titled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on SaLisa Berrien, our Chief Executive Officer and Director. The Company has an employment agreement with SaLisa Berrien, however there can be no assurance that she will continue to be employed by the Company for a particular period of time. The loss of SaLisa Berrien, or any key employee of the business could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by our software developers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology, and our business would be negatively affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

COI Energy is a technology company that connects buildings and electric grids on-demand to drive efficiencies and reduce carbon emissions by utilizing its Virtual Energy Manager to identify ways businesses can save money, make money and protect the environment by improving its energy performance. Providing earnings they can count on.

Business Plan

In the next 12-18 months, COI Energy will grow the business through direct sales, channel partners and customer referrals. We have exclusive demand management contracts with two utilities and a healthcare consortium where we will focus our direct sales efforts. This requires us to hire sales, customer support and engineering team over the next 12 months. In addition, COI Energy has partnered with SAP to grow sales on the SAP AppCenter. We are the only digital energy platform that detects and eliminates waste in buildings that SAP has partnered. This plan will help us get to profitability in three years.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Energy Manager	We believe businesses can lead the way to a more climate-friendly economy by flexing their energy infrastructure to power the electric grid and drive efficiency in their own buildings. COI's proprietary algorithm provides real-time insights and unique alerts to businesses on how they can save money, make money and protect the environment with better utilization of their energy assets through detection and elimination of energy waste.	Electric Utilities, Healthcare Facilities, Grocery Stores, Data Centers, Cold Storage and Commercial Properties. Also, COI Energy is the first energy on-demand platform to strategically partner and integrate with SAP to provide enhanced services to its customer base.

Competition

COI Energy delivers more value, less cost through a full-service digital energy platform. CPower, Voltus, Autogrid, EnelX are competitors who provide partial solutions as compared to our full-service integrated platform that cross optimizes demand management, energy efficiency and renewable energy resources to deliver maximum value.

Customer Base

Our customer base consists of electric utilities as well as commercial, institutional, governmental and industrial businesses. We cultivate relationships with small to medium businesses as well as large institutions that have multiple facilities and significant energy capacities. Our mission is to make the world more efficient, building by building.

Supply Chain

COI Energy uses various major vendors for our hardware components including communication hardware, gateway hardware, enclosures and components to house the hardware. COI Energy has alternate vendors in the event one of the major vendors are unable to supply the services required.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15/616557	COI Optimizer	Process of optimizing the activation of behind the meter electric equipment to balance the grid.	June 7, 2017	March 31, 2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
SaLisa L. Berrien	CEO & Director	**COI Energy Services Inc.**, CEO & Director (January 2018 – Current) **COI Empowerment & Energy Services LLC** (predecessor entity to COI Energy Services Inc.), CEO & Manager (February 2016 – January 2018)	**Saint Joseph's University – Ervian K. Haub School of Business**, MBA – Executive Program (1999) **University of Pittsburgh – Swanson School of Engineering**, B.S. – Mechanical Engineering (1991)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of twenty-five million shares of common stock, par value $0.0001 per share (the "**Common Stock**"), twenty million (20,000,000) of which are designated as "Series A Common Stock" (the "**Series A Common Stock**") and five million (5,000,000) of which are designated as "Series B Common Stock" (the "**Series B Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,250,000 shares of Series A Common Stock and 140,620 shares of Series B Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Series A Common Stock
Amount Outstanding	9,250,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	76.96%*

* Assumes conversion of the Convertible Notes and Crowd SAFEs as described below.

Type	Series B Common Stock
Amount Outstanding	140,620
Par Value Per Share	$0.0001
Voting Rights	Holders of shares of Series B Common Stock shall have no voting rights, except as otherwise required by law, including without limitation Section 242(b)(2) of the Delaware General Corporation Law.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.17%*

* Assumes conversion of the Convertible Notes and Crowd SAFEs as described below.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note
Amount Outstanding	$200,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 15, 2021
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.08%(2)

(1) <u>Conversion</u>.

     a. <u>Automatic Conversion Pursuant to a Qualified Financing</u>. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $3,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing"), then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall automatically convert into shares of the Company's preferred stock issued in such Qualified Financing at a price per share equal to the price per share equal to 80% of the price per share paid by the new cash investors for shares of Company's preferred stock sold in the Qualified Financing.

     b. <u>Elective Conversion upon a Non-Qualified Financing</u>. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its capital stock in a bona fide equity financing with the principal purpose of raising capital that does not constitute a Qualified Financing (a "Non-Qualified Financing") occurs on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible, at the election of the holder of the note, into shares of the Company's capital stock issued in such Non-Qualified Financing at a price per share equal to 80% of the price per share paid by other investors for shares of capital stock of the Company sold in the Non-Qualified Financing.

     c. <u>Elective Conversion upon Maturity</u>. If (i) neither a Qualified Financing nor a change of control of the Company has occurred, and (ii) the holder of the note has not previously elected to convert all accrued and unpaid interest on the note in connection with a Non-Qualified Financing on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible on the maturity date of the note, at the election of the holder of the note, into shares of the Company's preferred stock at a price per share equal to (i) $10,000,000 divided by (ii) the total number of shares of the Company's Common Stock issue and outstanding at the applicable time assuming full conversion or exercise of all then outstanding options, warrants and convertible securities (other than the note) (the "**Fully Diluted Shares**").

    d.   <u>Optional Conversion upon a Change of Control</u>. If a change of control of the Company occurs prior to a Qualified Financing and on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall, at the election of the holder of the note, either (i) be full repaid in cash by the Company, or (ii) be convertible immediately prior to such change of control of the Company, into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the price per share equal to (i) $10,000,000 divided by (ii) the number of Fully Diluted Shares outstanding immediately prior to the consummation of the change of control of the Company.

(2)   Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Type	Convertible Note
Amount Outstanding	$675,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Board Seat(2) Put Right(3)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2021
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.5%(4)

(1) <u>Conversion</u>. If at any time prior to or in connection with a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $1,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing"), the holder of the note converts the principal amount

together with all accrued but unpaid interest thereon, into shares of capital stock of the Company, then in connection with and at the time of such conversion, the holder of the note shall be entitled to receive, and the Company shall issue to the holder of the note, a number of shares of capital stock of the Company that is equal to 12.5% of the issued and outstanding shares of capital stock of the Company, calculated on a fully-diluted basis as of such time, (a) including (without double-counting): (i) the full conversion of all other then outstanding options, warrants, convertible securities, convertible debt instruments and /or convertible promissory notes (whether or not converted or exercise as of such time); and (ii) all shares of Common Stock that are reserved, available for future grant and not subject to any outstanding options under any stock option or equity incentive plan of the Company that has been approved by the board of directors of the Company (the "Unissued Option Pool"), but (b) excluding: (i) any increases to the Unissued Option Pool in connection with the Qualified Financing; and (ii) any shares of preferred stock of the Company that are issued to any new investors in consideration for cash actually invested in the Company at the time of the closing of the Qualified Financing.

(2) Board Seat. If, at the initial closing of the Qualified Financing, the holder of the note invests a minimum of $100,000 of the amount to be raised by the Company in new money in the Qualified Financing, then upon the initial closing of the Qualified Financing, and for so long as the holder of the note holds all of the shares of capital stock of the Company held by the holder of the note immediately following the initial closing of the Qualified Financing, the holder of the note shall have the right to serve as a director of the Company and, upon request, shall be appointed to a seat on the board of directors of the Company.

(3) Put Right. Following conversion of the note, the holder of the note shall have the right (but not the obligation), to require the Company to purchase all of the shares of capital stock of the Company held by the holder of the note, for an aggregate purchase price equal to $1.00.

(4) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, in an amount equal to 12.5% of the fully diluted capitalization of the Company immediately prior to the Offering.

Type	Convertible Note
Amount Outstanding	$100,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	March 10, 2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.04%(2)

(1) <u>Conversion</u>.

      a.   <u>Automatic Conversion Pursuant to a Qualified Financing</u>. The principal and unpaid interest of the note will be automatically converted into the type of equity securities of the Company issued in the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells equity securities at a fixed valuation (a "**Next Equity Financing**"), upon the closing of the Next Equity Financing. The number of shares of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the lesser of (i) 80% of the highest price paid per share for equity securities by investors in the Next Equity Financing and (ii) the quotient resulting from dividing (A) $10,000,000 (the "**Valuation Cap**") by (B) the number of shares of outstanding Common Stock immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities into Common Stock, exercise of all outstanding option and warrants to purchase Common Stock and including the shares reserved or authorized for issuance under any equity incentive plan and any pool increase or new pool adopted in connection with the Next Equity Financing, but excluding, for this purpose, the conversion of the note and the conversion of any other debt securities or SAFEs in connection with the Next Equity Financing.

      b.   <u>Optional Conversion upon Maturity</u>. On or following the maturity date of the note, the principal and unpaid accrued interest of the note may be converted, at the option of the holder of the note, into shares of Common stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

      c.   <u>Optional Conversion upon a Corporate Transaction</u>. In the event of a change of control of the Company prior to the full payment or conversion of the note, the principal and unpaid accrued interest of the note may be converted at the option of the holder of the note, into shares of Common Stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note immediately prior to the closing of such change of control of the Company by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

(2) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$600,807
Voting Rights	Holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.25%(2)

(1) <u>Conversion</u>.

    a. <u>Optional Conversion Pursuant to an Equity Financing</u>. The face amount of the Crowd SAFE may be converted, at the Company's sole discretion, into the type of equity securities of the Company issued in the next bona fide transaction or series of transactions with the principal purpose of raising not less than $1,000,000 of capital, pursuant to which the Company issues and sells equity securities at a fixed valuation (a "**Next Equity Financing**"), upon the closing of the Next Equity Financing. The number of shares of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the face amount of the Crowd SAFE by the lesser of (i) 80% of the highest price paid per share for equity securities by investors in the Next Equity Financing and (ii) the quotient resulting from dividing (A) $18,000,000 (the "**Valuation Cap**") by (B) the number of shares of outstanding Common Stock immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities into Common Stock, exercise of all outstanding option and warrants to purchase Common Stock and including the shares reserved or authorized for issuance under any equity incentive plan and any pool increase or new pool adopted in connection with the Next Equity Financing, but excluding, for this purpose, the conversion of the Crowd SAFE and the conversion of any other debt securities or SAFEs in connection with the Next Equity Financing.

    b. <u>Optional Conversion upon a Liquidity Event</u>. In the event of a change of control or initial public offering of the Company prior to the full payment or conversion of the note, the face amount of the Crowd SAFE may be converted at the option of the holder of the note, into shares of Common Stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the face amount of the Crowd SAFE by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the Crowd SAFE and of any other debt securities or SAFE outstanding on such date).

(2) Percentage ownership assumes conversion of the principal amount of the Crowd SAFE upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Outstanding Debt

In addition to the convertible notes described above, as of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Term Loan
Amount Outstanding	$34,595
Interest Rate and Amortization Schedule	4.9% per annum. Payments of principal and interest in the amount of $873.89 are payable monthly.
Description of Collateral	Specific assets of the Company.
Maturity Date	February 13, 2024

Type	Term Loan
Amount Outstanding	$125,000
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon is due and payable on the earlier of (i) the closing of the Company's next sale of its preferred stock in a bona fide equity financing, or (ii) December 31, 2021.
Description of Collateral	Unsecured.
Maturity Date	December 31, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
SaLisa Berrien	9,250,000 shares of Series A Common Stock	98.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

COI ENERGY SERVICES INC. (which may be referred to as the "**Company**", "**we**," "**us**," or "**our**") was converted to a Delaware corporation from a Florida LLC with the name of COI Empowerment & Energy Services LLC (formed February 8, 2016) on January 1, 2018. The Company is providing a SaaS-based digital energy management platform that utilities and businesses can use to take advantage of cash incentives from utilities and grid operators to reduce peak energy demand and carbon emissions. The Company operates throughout eastern United States and grants financial payments to customers, substantially all of whom are business establishments. The Company's headquarters are in Florida. The Company began operations in 2016.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $474,421 and $12,806 of cash on hand, respectively.

As of June 30, 2022, the Company had an aggregate of $350,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company or its securities.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised or Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$600,807	600,807	Engineering Research & Development, Market Access, Sales	April 3, 2021	Regulation CF
Convertible Note	$100,000	1	Sales Development and Product Development	March 10, 2020	Section 4(a)(2)
Convertible Note	$675,000	3	Research and Development, Sales hires, Market Development	August 31, 2018, April 15, 2019, September 5, 2019	Section 4(a)(2)
Convertible Note	$200,000	3	Research and Development	June 29, 2018, November 21, 2018	Section 4(a)(2)
Series A Common Stock	$0	9,250,000	-	January 1, 2018	Section 4(a)(2)
Series B Common Stock	$0	140,620	-	January 1, 2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has no current transactions with related persons.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ SaLisa L. Berrien
_____
(Signature)

SaLisa L. Berrien
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ SaLisa L. Berrien
_____
(Signature)

SaLisa L. Berrien
_____
(Name)

CEO & Director
_____
(Title)

December 5, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, SaLisa Berrien, certify that the financial statements of COI Energy Services, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ SaLisa L. Berrien
_____
(Signature)

SaLisa L. Berrien
_____
(Name)

CEO & Director
_____
(Title)

COI Energy

Balance Sheet Summary

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	474,421.19
Accounts Receivable	2,306,543.20
Other Current Assets	15,772.24
Total Current Assets	**$2,796,736.63**
Fixed Assets	156,904.71
Other Assets	500,500.00
TOTAL ASSETS	**$3,454,141.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	500.00
Credit Cards	6,095.99
Other Current Liabilities	3,990,070.37
Total Current Liabilities	**$3,996,666.36**
Long-Term Liabilities	1,346,280.80
Total Liabilities	**$5,342,947.16**
Equity	-1,888,805.82
TOTAL LIABILITIES AND EQUITY	**$3,454,141.34**

COI Energy

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-12,270.00
Discounts/Refunds Given	940.32
Intern Reimbursements	43,544.89
Sales	2,727,279.49
Sales of Product Income	1,074.90
Services	11,322.37
Unactivated Contract adjustment	-1,994,449.20
Total Income	**$777,442.77**
Cost of Goods Sold	
Cost of Goods Sold	18,168.61
Subcontracted Services	11,959.89
Total Cost of Goods Sold	**$30,128.50**
GROSS PROFIT	**$747,314.27**
Expenses	
Advertising and Promotion	36,350.00
Automobile Expense	1,301.11
Bank Service Charges	748.76
Business Gifts	901.71
Conferences/Meetings/Training	330.00
Consulting	1,200.00
Corporate Taxes	847.00
Dues and Subscriptions	17,788.33
Grid Support Services	817.24
Insurance Expense	8,205.32
Workers Compensation	758.88
Total Insurance Expense	**8,964.20**
Marketing	1,855.35
Meals and Entertainment	126.00
Meals	1,389.37
Total Meals and Entertainment	**1,515.37**
Office Supplies	11,224.75
Payroll Clearing	
ADP	0.00
TriNet	0.00
Total Payroll Clearing	**0.00**

COI Energy

Profit and Loss
January - December 2021

	TOTAL
Payroll Expenses	0.00
1099 Contractors	
Engineering 1099	129,344.00
Operations 1099	4,047.50
Total 1099 Contractors	**133,391.50**
Taxes	18,566.77
Wages	145,983.17
Wages, Engineering	9,520.52
Wages, Marketing & Sales	26,946.32
Wages, Operations	19,822.90
Total Wages	**202,272.91**
Wages, Officers	0.00
Total Payroll Expenses	**354,231.18**
Payroll Processing Fees	5,685.54
PEO, Payroll Expenses	
Health Insurance/Benefits	53,774.63
Payroll Processing Fees	10,162.38
Taxes	40,513.08
Wages	217,038.32
Administrative	22,250.00
Engineering	51,792.32
Marketing & Sales	20,153.35
Operations	39,206.29
Total Wages	**350,440.28**
Wages, Officers	135,384.63
Workers Compensation Ins	1,406.57
Total PEO, Payroll Expenses	**591,681.57**
Postage and Delivery	1,855.28
Professional Fees	
Accounting	4,971.99
Legal	57,823.52
Total Professional Fees	**62,795.51**
Rent Expense	86,880.76
Research and Development	
Software Development	128,341.37
Software Development, Payoneer/overseas	150.00
Total Research and Development	**128,491.37**
Software, Business	14,845.20
Subcontracted Services, Administrative	26,562.50
Supplies & Materials	363.41
Telephone Expense	4,051.41

COI Energy

Profit and Loss
January - December 2021

	TOTAL
Trade Shows	3,395.99
Travel Expense	646.36
Air Fare	2,487.27
Hotel/Lodging	22,459.62
Mileage Reimbursements	1,320.18
Parking	2,121.85
Rental Vehicles	140.37
To be Allocated	0.00
Total Travel Expense	**29,175.65**
Utilities	747.45
Virtual Assistants	6,240.00
Webhosting	19,353.84
Total Expenses	**$1,420,200.48**
NET OPERATING INCOME	**$ -672,886.21**
Other Income	
Grants	100,000.00
Interest Income	8.06
PPP Forgiveness	152,018.00
Total Other Income	**$252,026.06**
Other Expenses	
Clearing Account	0.00
Depreciation Expense	21,346.18
Interest Expense	112,155.22
Total Other Expenses	**$133,501.40**
NET OTHER INCOME	**$118,524.66**
NET INCOME	**$ -554,361.55**

COI Energy

Balance Sheet Comparison
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking, Grasshopper	381.50
Checking, SVB #1902	4,905.58
Checking, USF FCU 10-0050	125.91
TD Bank #6024	5,405.12
USF Savings, 10-0015	1,988.21
Total Bank Accounts	**$12,806.32**
Accounts Receivable	
Accounts Receivable	169,341.00
Total Accounts Receivable	**$169,341.00**
Other Current Assets	
Inventory Asset	11,093.80
Total Other Current Assets	**$11,093.80**
Total Current Assets	**$193,241.12**
Fixed Assets	
Accumulated Depreciation	-93,126.39
Capitalized R&D	38,993.11
Furniture and Equipment	5,081.00
Start-Up Costs	169,995.00
Vehicles	57,308.17
Total Fixed Assets	**$178,250.89**
Other Assets	
NYISO Collateral deposit	200,000.00
Total Other Assets	**$200,000.00**
TOTAL ASSETS	**$571,492.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	17,623.80
Total Accounts Payable	**$17,623.80**
Other Current Liabilities	
Accrued Interest, Demand Notes	33,336.28
Convertible Loan	975,000.00
Current Maturities of LT Debt	9,000.00
Due to SaLisa Berrien	11,842.94
Note Payable, Demand (P Farr)	525,000.00
Total Other Current Liabilities	**$1,554,179.22**
Total Current Liabilities	**$1,571,803.02**
Long-Term Liabilities	

COI Energy

Balance Sheet Comparison

As of December 31, 2020

	TOTAL
Accrued Interest, Convertible Loans	126,527.26
Less Current Maturities of LT Debt	-9,000.00
Note Payable, BMW Financial	30,717.00
Note Payable, SBA EIDL	10,000.00
Note Payable, SBA PPP	85,565.00
Safe Investments	90,324.00
Total Long-Term Liabilities	**$334,133.26**
Total Liabilities	**$1,905,936.28**
Equity	
Additional Paid in Capital, Common	275,705.62
LLC previous loss	-118,200.22
Total Additional Paid in Capital, Common	**157,505.40**
Common Stock, Series A	925.00
Common Stock, Series B	14.06
Retained Earnings	-1,064,708.63
Net Income	-428,180.10
Total Equity	**$ -1,334,444.27**
TOTAL LIABILITIES AND EQUITY	**$571,492.01**

COI Energy

Profit and Loss

January - December 2020

	TOTAL
Income	
Consulting Income	132,000.00
Discounts given	-18,000.00
Sales	228,764.00
Sales of Product Income	4,299.60
Service/Fee Income	600.00
Services	46,662.25
Total Income	**$394,325.85**
Cost of Goods Sold	
Cost of Goods Sold	43,577.76
Purchases	400.00
Total Cost of Goods Sold	**43,977.76**
Subcontracted Services	1,714.20
Total Cost of Goods Sold	**$45,691.96**
GROSS PROFIT	**$348,633.89**
Expenses	**$649,932.50**
NET OPERATING INCOME	**$ -301,298.61**
Other Income	**$48.43**
Other Expenses	
Depreciation Expense	25,119.76
Interest Expense	101,810.16
Total Other Expenses	**$126,929.92**
NET OTHER INCOME	**$ -126,881.49**
NET INCOME	**$ -428,180.10**

COI Energy

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-428,180.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	**305,075.09**
Net cash provided by operating activities	**$ -123,105.01**
INVESTING ACTIVITIES	
Accumulated Depreciation	25,119.76
NYISO Collateral deposit	-200,000.00
Net cash provided by investing activities	**$ -174,880.24**
FINANCING ACTIVITIES	
Accrued Interest, Convertible Loans	67,094.43
Note Payable, BMW Financial	-8,747.64
Note Payable, SBA EIDL	10,000.00
Note Payable, SBA PPP	85,565.00
Safe Investments	90,324.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$244,235.79**
NET CASH INCREASE FOR PERIOD	**$ -53,749.46**
Cash at beginning of period	66,555.78
CASH AT END OF PERIOD	**$12,806.32**

COI ENERGY SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock Series A		Common Stock Series B		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance, beginning January 1, 2019	925,000	$ 925.00	1,562	$ 2.00	$ 157,505.00	$ (270,932.00)	$ (112,500.00)
Net Income (Loss)						$ (793,777.00)	$ (793,777.00)
Issuance of Common Stock			12,500	$ 12.00			$ 12.00
Stock Split 10 to 1 (February 13, 2019)	8,325,000		126,558				
Balance, ending December 31, 2019	9,250,000	$ 925.00	140,620	$ 14.00	$ 157,505.00	$ (1,064,709.00)	$ (906,265.00)
Net Income (Loss)						$ (428,180.00)	$ (428,180.00)
Issuance of Common Stock							
Balance, ending December 31, 2020	9,250,000	$ 925.00	140,620	$ 14.00	$ 157,505.00	$ (1,492,889.00)	$ (1,334,445.00)